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202-239-3300 | Fax: 202-239-3333

David J. Baum	Direct Dial: 202-239-3346	Email: david.baum@alston.com

September 11, 2023

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Alberto Zapata

Re:	Northern Lights Fund Trust II (File Nos. 333-174926; 811-22549): Post-Effective Amendment No. 550 to the Trust’s Registration Statement on Form N-1A – Hodges Fund, Hodges Small Cap Fund, Hodges Small Intrinsic Value Fund, and Hodges Blue Chip Equity Income Fund

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) by phone on July 13, 2023 (the “Comments”), relating to Post-Effective Amendment No. 550 to the Trust’s Registration Statement on Form N-1A filed on May 25, 2023, regarding the Hodges Fund, Hodges Small Cap Fund, Hodges Small Intrinsic Value Fund, and Hodges Blue Chip Equity Income Fund (the “Fund”), each a new series of the Trust. A revised post-effective amendment to the Registration Statement reflecting these changes will be filed subsequent to this correspondence. The prospectus (the “Prospectus”) and statement of additional information (“SAI,” and together with the Prospectus, the “Documents”) contained in the Registration Statement will be updated in response to the Staff’s Comments.

General Comments

Comment #1

The Staff provides the following standard comments:

a.       Where a comment is made in one location it is applicable to all similar disclosures appearing elsewhere in the same registration statement.

b.	The Staff reminds the Registrant that the company and its management are responsible for the accuracy and adequacy of its disclosures not withstanding any review, comments, action or absence of action by the Staff.

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September 11, 2023

c.	The Staff asks the Registrant to please file the responses to comments on Edgar at least 5 days in advance of the effectiveness.

Response #1

The Registrant acknowledges the Staff’s comments above and will respond as requested.

Prospectus

Hodges Fund Summary Section – Principal Investment Strategies

Comment #2

The second sentence of the first paragraph of the section “Principal Investment Strategies” for the Hodges Fund states that the “Hodges Fund’s portfolio managers invest in what could be described as growth and value companies.” This sentence is not clear. Please rephrase to explain whether the Hodges Fund’s investment strategies involve a growth strategy, or a value strategy, or both. Additionally, please also revise the language “in what could be described” for greater specificity.

Response #2

The Registrant has revised the disclosure in response to the Staff’s comment to reflect that the Fund invests in both growth and value companies. Please see the changes below:

Principal Investment Strategies. The Hodges Fund invests in common stocks of companies of any size market capitalization - small, medium or large. The Hodges Fund’s portfolio managers invest ~~in what could be described as~~ both growth and value companies. In selecting investments, the Adviser can also invest where it is deemed appropriate in companies having special situations and whose shares are out of favor, but appear to have prospects for above-average growth and recovery over an extended period of time. Special situations refer to circumstances where companies face significant stress which may cause stock values to depreciate below expected thresholds. Companies having special situations include, but are not limited to, companies that are experiencing management changes, financial distress, corporate restructurings, government inquiries, or are especially susceptible to the negative impact of market conditions. ~~Such companies may include companies that are experiencing management changes, for instance.~~

From time to time, the Fund may engage in short sale transactions with respect to 10% of its net assets. The Fund may also invest in money market instruments and may, from time to time, purchase put and call options on U.S. traded stocks or security indices. The Fund may also sell options and write “covered” put and call options. The Hodges Fund is permitted to invest up to 10% of its net assets in securities futures and options.

The Hodges Fund may also invest in ~~moderate growth stocks whose shares offer a consistent Small Cap yield and in~~ the stocks of foreign companies, including those in

September 11, 2023

emerging markets, which are U.S. dollar denominated and traded on a domestic national securities exchange, including American Depositary Receipts (“ADRs”) European Depositary Receipts (“EDRs”) and Global Depositary Receipts (“GDRs”).

The Adviser will consider selling a security in the Hodges Fund’s portfolio if that security has become overvalued or has reached its growth potential. In addition, in an attempt to increase the Hodges Fund’s tax efficiency or to satisfy certain tax diversification requirements, the Adviser may take tax considerations into account in deciding whether or when to sell a particular stock. The Hodges Fund’s portfolio turnover could exceed 100% in a given year. A high portfolio turnover may result in the realization and distribution of capital gains, as well as higher transaction costs. The Fund may, from time to time, have significant exposure to one or more sectors of the market. ~~As of March 31, 2023, [____]% of the Predecessor Hodge Fund’s net assets were invested in securities within the consumer cyclical sector.~~

Comment #3

The third sentence of the first paragraph of the section “Principal Investment Strategies” for the Hodges Fund states that “in selecting investments, the Adviser can also invest where it is deemed appropriate in companies having special situations and whose shares are out of favor, but appear to have prospects for above-average growth and recovery over an extended period of time.” Please describe with further clarity what is meant by “special situations”. Please provide more examples like the example provided at the end of the first paragraph, or provide a general description of “special situations.”

Response #3

The Registrant has revised the disclosure in response to the Staff’s comment. Please see the response to Comment #2 above.

Comment #4

The final sentence of the first paragraph of the section “Principal Investment Strategies” for the Hodges Fund states “such companies may include companies that are experiencing management changes, for instance.” Does this include companies in financial distress, or companies in bankruptcy?

Response #4

The Registrant confirms that companies experiencing management changes could include companies in financial distress but not bankruptcy. Please see the response to Comment #2 above.

September 11, 2023

Comment #5

The first sentence of the third paragraph of the section “Principal Investment Strategies” for the Hodges Fund states that the “Hodges Fund may also invest in moderate growth stocks…”. Please explain in plain English what is meant by “moderate growth stocks.”

Response #5

The Registrant has deleted the reference to moderate growth stocks in response to the Staff’s comment. Please see the response to Comment #2 above.

Comment #6

The first sentence of the third paragraph of the principal investment strategies for the Hodges Fund states the “Hodges Fund may also invest in moderate growth stocks whose shares offer a consistent Small Cap yield.” Please redraft in plain English what is meant by “offer a consistent Small Cap yield”.”

Response #6

The Registrant has deleted the reference in response to the Staff’s comment. Please see the response to Comment #2 above.

Comment #7

The first sentence of the third paragraph of the section “Principal Investment Strategies” for the Hodges Fund states that the “Hodges Fund may also invest in moderate growth stocks whose shares offer a consistent Small Cap yield.” “Small Cap” is presented as a defined term, but it is not defined. Please define and explain “Small Cap.”

Response #7

The Registrant has deleted the reference in response to the Staff’s comment. Please see the response to Comment #2 above.

Hodges Small Cap Fund Summary Section – Fees and Expenses

Comment #8

In the final line item (Total Annual Fund Operating Expenses) of the of Fee Table for the Hodges Small Cap Fund in the section “Fees and Expenses of the Small Cap Fund,” the expenses for the Retail Class Shares are 1.14% and the expenses for the Institutional Class Shares are 1.39%. This data is reversed. Please switch the Retail Class and Institutional Class expense figures.

Response #8

The Registrant has corrected the disclosure and made the requested change.

September 11, 2023

Comment #9

Please ensure all fee tables are updated and synchronized with the latest data from the associated Form N-14 filing.

Response #9

The Registrant confirms that all fee tables will be updated and will conform with the data from the Form N-14 filing.

Comment #10

On the signatures page of the filing, please confirm that at least one of the signatories is the Comptroller or Chief Accounting Officer of the Registrant. Please indicate in the signature blocks which individual is the Comptroller or Chief Accounting Officer. Otherwise, please revise to include a Comptroller or Chief Accounting Officer as a signatory.

Response #10

The Registrant will make the requested change identifying the Comptroller or Chief Accounting Officer of the Registrant on the signature page.

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If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346 or Mustafa Almusawi at (202) 239-3176.

Sincerely,

/s/ David J. Baum

David J. Baum